Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

1.1

Overview

1.1.1

Idaho-Maryland Project, California

1.1.2

Stewart and Jazz Properties, British Columbia

1.1.3

Rozan Property, British Columbia

1.1.4

Market Trends

1.2

Selected Annual Information

1.3

 Results of Operations

1.4

Summary of Quarterly Results (Unaudited)

1.5

Liquidity

1.6

Capital Resources

1.7

Off-Balance Sheet Arrangements

1.8

Related party transactions and balances

1.9

Fourth Quarter (Unaudited)

1.10

Proposed Transactions

1.11

Critical Accounting Estimates

1.12

Critical accounting policies and changes in accounting policies

1.13

Financial Instruments and Other Instruments

1.14.1  Other MD & A Requirements

1.14.2  Additional Disclosure for Venture Issuers without Significant Revenue

1.14.3  Disclosure of Outstanding Share Data

1.15     Other Information

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

The following information, prepared as of November 27, 2009, should be read in conjunction with the audited annual consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and Emgold’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2009 and 2008.  All amounts are expressed in U.S. dollars unless otherwise indicated.

All schedules and tables within this Quarterly Report are extracted from or derived from information in the Company’s consolidated financial statements as noted above.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur.  Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The following list is not exhaustive of the factors that may affect any of our forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to mining and exploration, among other things, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated.  Actual results relating to, among other things, the status of the research and development of recycling technology and associated products, could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and prices for the products that may be produced.  Other factors that affect both the exploration and development and the status of ongoing research and development of the recycling and associated products may include litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our research and development activities, productivity of our resource properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for minerals, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our exploration activities, labour relations matters, costs and changing foreign exchange rates.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

1.1

Overview

Emgold is a mineral exploration company.  The Company has a portfolio of advanced and early-stage mineral exploration projects,  In addition, the Company has invested significant funds in attempting to develop and commercialize its recycling and stone manufacturing business which aims to convert mine wastes and other siliceous and mineral waste materials to stone and ceramic building products.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

The following is a brief summary of the Company’s activities during the nine months ended September 30, 2009 (“fiscal 2009”) and 2008 (“fiscal 2008”).

•

Emgold’s loss for fiscal 2009 was $1,709,526 or $0.01 per share compared to a loss of $3,740,106 or $0.02 per share in fiscal 2008.

•

During fiscal 2009, cash used in operations was $683,971 compared to $3,567,080 in fiscal 2008.

•

Exploration expenditures on mineral property interests totaled $917,071 in fiscal 2009, compared to $1,856,534 in fiscal 2008.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2009, with expenditures for fiscal 2008 in parentheses:  Idaho-Maryland - $916,553 ($1,790,956); Rozan - $63 ($23,673); Stewart – $455 - ($41,266); and Jazz – $Nil ($639).

The Company’s primary focus is the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “I-M Project”).  The Company anticipates the receipt of the Conditional Mine Use Permit (“CMUP”) for the I-M Project during 2010, subject to securing a sufficient level of funding to continue advancement through the final stage of the permitting process.

As previously announced, Emgold is now treating its wholly-owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), as an independent operating entity.  This is intended to allow Golden Bear to obtain financing to construct a series of production plants to manufacture high quality stone and ceramic products from mineral based waste.  Emgold is planning to use commercially available technology through Golden Bear in connection with the operation of the I-M Project and is reviewing the status of Golden Bear as at the date of this Quarterly Report.

1.1.1

Idaho-Maryland Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851, was in production from 1862 through 1956, and is the second largest historical gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.

The Company has a mining lease and option to purchase agreement for the I-M Project until December 31, 2010.  Emgold must make quarterly option payments of $30,000 beginning on January 1, 2009, until December 31, 2009. For the period from January 1, 2010, to December 31, 2010, the quarterly option payments will increase to $60,000 per quarter. The Company has the ability to exercise the purchase option at any time while the option agreement remains in good standing.

The Company has applied for and intends to obtain all necessary permits for exploration, development, and re-opening of the Idaho-Maryland Mine.  The permitting application includes the dewatering and exploration of the mine, as well as the development of up to a 2,400-ton per day operation with potential to produce over 250,000 ounces of gold per year.

In California, permitting is a well-defined process where companies work with the local communities and governments to define and mediate areas of potential concern.  The Company is in the final stage of the permitting process and believes it has developed a good working relationship with all stakeholders in the local communities.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act, as well as other local, State and Federal legislation.  The City of Grass Valley (the “City”) is the Lead Agency for the CEQA process for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modeling and mine planning being done by IM staff, the Company elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application.  The City completed an Initial Study on January 8, 2008 and the Draft Environmental Impact Report (“EIR”) prepared by the City of Grass Valley and its consultants on the Idaho-Maryland Project was submitted for public comment on October 30, 2008. The public comment period on the Draft EIR was completed January 20, 2009.  Public and agency comments obtained in the public comment period have been categorized and are being reviewed.  Meetings are been held with various state agencies to review their comments on the Draft EIR.  The City, its consultants, and the Company are in the process of determining additional work requirements, if any, to complete the Final EIR.  The Company may elect to make revisions to the Project Description and upon review with the City, it may be determined that a Revised Draft EIR will be completed prior to the Final EIR being completed.  The Final EIR is anticipated by the Company during 2010 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

There are a variety of operating permits and agreements that will also be required with various regulatory agencies to operate the mine.  The Company has commenced work on final operating permits and other agreements to allow granting of these as quickly as possible after the EIR is completed.

There is no guarantee that the City of Grass Valley will approve the project or that other agencies will approve the permits necessary to operate.  However, two gold mines (the Mesquite Mine and the Briggs Mine) have recently returned to operation in California, and another company is currently in the process of obtaining permits to operate a mine in California.  An EIR for the Idaho-Maryland Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the Lead Agency.  Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the United States and the State of California with constantly evolving regulations at all levels of government that may impact the permitting requirements at some future date.

Operation of the mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, would cease.

During the nine months ended September 30, 2009, the Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  The Whisper Property is located at the intersection of Idaho-Maryland and Brunswick Roads in Grass Valley.  It overlies part of the mineral rights associated with the Idaho-Maryland Project and is the location of the historic Round Hole Shaft (also known as the Idaho #2 Shaft).  The Whisper Property contains the one acre easement that is currently being permitted as part of the Idaho-Maryland Project and identified in the permitting documents at the Round Hole Shaft site.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

The Round Hole Shaft is a five-foot diameter bored shaft that was excavated to a depth of 346 meters (1,134 feet) in 1935-36.  It is one of the first bored shafts in North America and was excavated by the Idaho-Maryland Mining Company using the Newsom Drill.  Core from the Round Hole Shaft is located in tourist attractions around Grass Valley including Empire State Park, the Nevada County Fair Grounds, and various locations in Grass Valley and Nevada City.  In 2009, nine pieces of core from the Round Hole Shaft were donated to University of California – Davis and is part of their Arboretum Gateway Project and are located outside their new $65 million earth and Physical Sciences Building.  Plans are to use the Round Hole Shaft as a ventilation shaft and escape way for the Idaho-Maryland Gold Mine during operations.

Under the terms of the agreement, Emgold has agreed to make a one-time share issuance of 2,808,231 common shares to the Seller for the purchase of the Whisper Property at a share price of Cdn$0.055 per share.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the Agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.  The Company has participated in public workshops held during the preparation of the draft EIR.

The Company is currently working on a revision to the Project Description for the project.  The revision will include elimination of discharge into the South Fork of Wolf Creek from the New Brunswick site and elimination of the water treatment plant at the New Brunswick site.  Instead, a raw water line will be constructed under East Bennett Road and water will be pumped from the New Brunswick site to the Idaho-Maryland Site and to the water treatment plant located there.  Water will then be discharged into Wolf Creek after treatment.  The revision will also include the clean-up of historic tailings on site which was not included in the scope of the Draft EIR.  Upon submission of the changes to the project description, a Revised Draft EIR may be required, followed by completion of the Final EIR.  Work by the City and their consultants has been placed on hold pending submission of the revised Project Description and financing activities by Emgold.

Ceramext, LLC Agreement

Emgold licensed the worldwide rights to the Ceramext® technology pursuant to a World Wide License Agreement (the “Agreement”) dated September 17, 2003, between the Company’s wholly owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), and Ceramext, LLC.  It was believed that the technology held the potential to provide an effective tailings management strategy for the I-M Project while possibly contributing revenue  to the mine if utilized at the I-M Project.  However, Golden Bear has since determined that it has access to commercially available technology not proprietary to Ceramext for the further development of its recycling and stone product business and the Agreement with Ceramext, LLC was terminated.  Emgold is planning to use the commercially available technology in connection with the operation of the I-M Project.

Emgold was providing interim funding to Golden Bear by making the payments on the Agreement up to and including the December 21, 2008, payment.  The March 2009 payment was not made and the Agreement was terminated as of May 7, 2009.  The Company is not treating Golden Bear as an independent operating entity and intends to provide minimal financial resources until the subsidiary is independently financed.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

1.1.2

Stewart and Jazz Properties, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a gold prospect located close to Nelson in south-eastern British Columbia.  The Company has earned a 100% interest in the property.

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property. To exercise the options, Emgold was required to make total cash payments of $215,000 ($65,000 paid) to the optionor over a ten-year period.  Subsequent to September 30, 2009, the Jazz Property was returned to the optionor.

1.1.3

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company holds a 100% interest in the property.  Trenching and drilling work has completed.  The Company is considering various options with respect to the advancement of exploration activities for the Rozan and Stewart properties.

1.1.4

Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2008 averaged $872 per ounce and has averaged approximately $958 per ounce to the date of this report in 2009.

Measurement uncertainty and impairment assessments

As at September 30, 2009, management of the Company determined that impairment indicators existed, and completed an impairment assessment for each of its mineral property interests.  The current economic environment, the significant declines in certain commodity prices and the decline in the Company’s share price were considered as impairment indicators.

These assessments included a determination of fair value for each mineral property using various valuation techniques including assessments of measured and indicated resources, in-situ values and recent expenditures analysis.

Management’s impairment valuation did not result in the identification of an impairment of the Company’s mineral property interests as of September 30, 2009.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgements.  If long-term estimates of commodity prices or in-situ values were to change significantly, impairment charges may be required in future periods and such charges could be material.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

1.2

Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2008	As at December 31, 2007	As at December 31, 2006
Current assets	$ 591,302	$ 5,281,621	$ 2,925,022
Mineral property interests	984,933	942,448	910,672
Other assets	66,370	282,626	428,956
Total assets	1,642,605	6,506,695	4,264,650

Current liabilities	607,269	718,136	450,721
Preference shares	621,232	750,624	626,724
Capital lease obligation	19,280	25,661	31,504
Shareholders’ equity	394,824	5,012,274	3,155,701
Total shareholders’ equity and liabilities	$ 1,642,605	$ 6,506,695	$ 4,264,650

Working capital (deficiency)	$ (15,967)	$ 4,563,485	$ 2,474,301

1.3

 Results of Operations

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Expenses
Amortization	$ 5,904	$ 11,441	$ 24,219	$ 34,504
Accretion of debt portion of preference shares	1,909	3,291	4,267	10,105
Golden Bear research costs	(996)	124,152	9,192	323,117
Exploration expenses	283,640	624,403	917,071	1,856,534
Foreign exchange loss	103,255	50,239	155,745	133,938
Finance expense	17,696	13,888	43,125	42,682
Legal, accounting and audit	28,256	54,398	67,547	124,100
Management and consulting fees	29,090	40,592	81,466	155,372
Office and administration	54,461	76,403	194,496	264,540
Salaries and benefits	42,061	89,090	145,182	264,563
Stock-based compensation	--	6,874	964	174,840
Shareholder communications	28,484	62,765	98,624	152,473
Travel	--	2,462	1,315	18,602
	593,760	1,159,998	1,743,213	3,555,370
Other income
Provision for doubtful accounts	(28,409)	250,000	(32,379)	250,000
Interest income	--	(16,460)	(1,308)	(65,264)
Loss for the period	(565,351)	(1,393,538)	(1,709,526)	(3,740,106)
Loss per share – basic and diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding	161,551,298	157,519,642	163,040,275	157,228,540

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

Fiscal 2009 compared to fiscal 2008

Emgold’s loss in fiscal 2009 was $1,709,526, or a loss per share of $0.01, compared to a loss of $3,740,106, or a loss per share of $0.02 in fiscal 2008.

During fiscal 2008 the Company earned interest income of $65,264 on excess cash balances compared to $1,308 in fiscal 2009.  The Company currently has no excess cash to invest in short-term investments resulting in the decrease.

Amortization expenses relating to general and administrative activities decreased from $34,504 in fiscal 2008 to $24,219 in fiscal 2009.

Accretion expenses decreased $5,838 from $10,105 in fiscal 2008 to $4,267 in fiscal 2009.  The debt portion of the convertible preference shares is accreted over ten years from inception such that the Canadian dollar expense will decline each year; however, this is offset by changes in the foreign exchange rate between the Canadian and U.S. dollar.

The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  Quorum Management and Administrative Services Inc. (“Quorum”), formerly LMC Management Services Ltd., a private company held jointly by the Company and three other public companies provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a 25% interest in Quorum and also have certain common directors and are related parties of Emgold.  Under the management services agreement, three months of estimated working capital is required to be on deposit with Quorum.  There is no difference between the cost of $1 and equity value, as Quorum retains nominal profits in connection with the services it provides.  In the year ended December 31, 2008, a provision for doubtful accounts was recorded against this receivable in the amount of $321,839, resulting in a carrying value of $74,172 at December 31, 2008.  This reflected management’s current best estimate of the value of services, which may be recovered in consideration for amounts advanced to Quorum to date.  At September 30, 2009, the net receivable balance was $Nil, with a recovery of bad debts of $32,379.  The recoverability of the balance will be taken into income for services provided by Quorum, until the entire write-down is recovered.

Foreign exchange losses increased from a loss of $133,938 in fiscal 2008 to a loss of $155,745 in fiscal 2009.  Fluctuations in currency affected operations to a greater degree in fiscal 2008 due to volatility in the Canada and United States exchange rates and the changes in the United States dollar relative to the Canadian dollar, than in fiscal 2009.  In the past, the Company has held most of its excess cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.  Much of the loss relates to the preference shares and related accrued interest which are denominated in Canadian dollars.

Finance expense remained consistent increasing slightly from $42,682 in fiscal 2008 to $43,125 in fiscal 2009.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and vary as exchange rates fluctuate.  Interest is also being paid on promissory notes payable entered into by the Company with directors, officers and investors to provide working capital.

Legal, accounting and audit fees decreased from $124,100 in fiscal 2008 to $67,547 in fiscal 2009, due to decreased activity resulting in lower legal fees for the period.  Management and consulting fees decreased $73,906 from $155,372 in fiscal 2008 to $81,466 in fiscal 2009.  Included in consulting fees are $40,791 in fees paid or payable to two private companies, each controlled by an officer and director of the Company.  The Company entered into consulting fee agreements effective August 1, 2007, resulting in payments of Cdn$14,000 per month.  Payments to these private companies have been reduced by 25% and are being accrued in 2009, and remain unpaid.  In fiscal 2008, the Company incurred a one-time agency fee in hiring a Chief Financial Officer.  There is no comparative fee in fiscal 2009.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

Office and administration expenses decreased $70,044 from $264,540 in fiscal 2008 to $194,496 in fiscal 2009.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous period as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space used by Company personnel.  Expenses in Grass Valley remain at the same level in both fiscal periods.

Salaries and benefits decreased by $119,381 from $264,563 in fiscal 2008 to $145,182 in fiscal 2009.  In fiscal 2009, salary costs were reduced as salaries pertaining to the former Chief Financial Officer were incurred for only one and a half months.  Other officers have decreased their salary, and some employees have been reduced to part-time in an effort to reduce expenses.

Shareholder communications costs decreased $53,849 from $152,473 in fiscal 2008 to $98,624 in fiscal 2009.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous period.  It also includes Cdn$45,000 (Cdn$30,000) in consulting fees for services provided by King James Capital Corporation for investor relations services.

Stock-based compensation of $964 in fiscal 2009 relates to re-valuations of stock options granted to a consultant vesting during the period, compared to $174,840 in fiscal 2008, relating to stock options granted in May 2008.

Travel expense decreased $17,287 from $18,602 in fiscal 2008 to $1,315 in fiscal 2009.  The Company has reduced the number of trips to destinations other than the United States and reduced the extent of travel from Grass Valley, California to Vancouver, BC in order to reduce expenses.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

The following table has been extracted from the consolidated financial statements of the Company.

Exploration costs:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Idaho-Maryland Mine, California
Exploration costs
Community relations	$ --	$ 23,990	$ --	$ 63,232
Geological and geochemical	133,796	148,963	371,789	436,427
Land lease and taxes	5,002	75,753	53,676	228,783
Mine planning	136,594	336,925	398,285	796,712
Site activities	8,224	38,772	92,803	200,496
Stock-based compensation	--	--	--	59,115
Transportation	--	--	--	6,191
Incurred during the period	283,616	624,403	916,553	1,790,956
Rozan Property, British Columbia
Exploration costs
Geological and geochemical	6	--	14	22,678
Site activities	18	--	49	95
Assistance and recoveries	--	--	--	900
Incurred during the period	24	--	63	23,673
Stewart Property, British Columbia
Exploration costs
Geological and geochemical	--	--	21	30,029
Site activities	--	--	434	158
Assistance and recoveries	--	--	--	11,079
Incurred during the period	--	--	455	41,266
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	--	--	--	479
Site activities	--	--	--	160
Incurred during the period	--	--	--	639
Exploration costs incurred during the period	$ 283,640	$ 624,403	$ 917,071	$ 1,856,534

Direct exploration expenditures on the I-M Project decreased $874,403 from $1,790,956 in fiscal 2008 to $916,553 in fiscal 2009.  The Company’s primary focus in fiscal 2008 was the completion of the final phase of the three-phase permitting process.  The Company received the Draft Environmental Impact Report (“DEIR”) from the City of Grass Valley on October 30, 2008.  Subsequent to receiving the DEIR, the permitting process requires a public comment period.  Comments are currently being compiled to be responded to by the City of Grass Valley and the Company with a Final Environmental Impact Report anticipated after response to public comments.  If necessary, after review of the public comments and based on requirements of the California Environmental Quality act, it may be necessary to complete a Revised Draft Environmental Impact Report prior to completing the Final Draft Environmental Impact Report.

Planned expenses in fiscal 2009 for the I-M Project include the activities associated with responding to public comments to the DEIR, progressing through the final application process for a CMUP, on-going financing, an update to existing resource models and public outreach activities.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

British Columbia Properties

The Company is currently considering its options with respect to these three properties and no additional drilling is planned until the Company secures additional financing.  A payment due on April 24, 2009, was originally deferred to September 30, 2009, on the Jazz property, but subsequent to September 30, 2009, the Jazz property was returned to the optionor.

The following table has been extracted from the interim consolidated financial statements of the Company.

Golden Bear research costs:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Golden Bear research costs
Amortization of equipment	$ (1,000)	$ 76,230	$ 203	$ 116,812
Ceramext® technology royalties	--	40,000	--	120,000
Consulting and legal fees	--	7,922	2,828	61,982
Marketing and commercialization	--	--	2,175	--
Salaries and overhead costs	4	--	3,986	23,822
Other	--	--	--	501
Incurred during the period	$ (996)	$ 124,152	$ 9,192	$ 323,117

The Company has stopped all further development of the Ceramext® Process but has paid advance royalties and intellectual property protection costs through to the end of December 31, 2008 (“fiscal 2008”).  Costs incurred in fiscal 2009 include nominal costs.  In May 2009, the Agreement was terminated, and the advance technology royalties have not been paid.  For comparative purposes, in fiscal 2008, $120,000 was paid, pursuant to the Agreement.

Operating results for the three-month period ended September 30, 2009 (“Q3 2009”), compared to the three-month period ended September 30, 2008 (“Q3 2008”)

Emgold’s loss in Q3 2009 was $565,351, or a loss per share of $0.00, compared to a loss of $1,393,538, or a loss per share of $0.01 in Q3 2008.

During Q3 2008 the Company earned interest income of $16,460 on excess cash and short-term investment balances compared to $Nil in Q3 2009.  The Company currently has no excess cash for short-term investment.

General and administrative expenses:

Legal, accounting and audit fees decreased from $54,398 in Q3 2008 to $28,256 in Q3 2009.  Q3 2009 accounting and audit expenditures were lower than those incurred in Q3 2008 levels due to relatively limited activity during Q3 2009, which resulted in reduced legal expenses although these are expected to increase related to the share consolidation and proposed financing announced by the Company, as described in the Capital Resources section of the quarterly report.

Office and administration expenses decreased from $76,403 in Q3 2008 to $54,461 in Q3 2009.  These included rent, telephone, courier and other direct costs with the decrease primarily due to lower activity.

Management and consulting fees decreased from $40,592 in Q3 2008 to $29,090 in Q3 2009. The Company entered into consulting fee agreements during Q4 2007 resulting in payments of Cdn$14,000 per month in total to private companies controlled by two of the directors of the Company.  These payments were decreased to Cdn$7,000 per month, and have been accrued and are unpaid.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

The Company incurred a foreign exchange loss of $50,239 in Q3 2008 compared to a foreign exchange loss of $103,255 in Q3 2009.  The U.S. and Canadian dollar have had significant volatility in fiscal 2009, resulting in significant changes in foreign currency exchange during the period.  Currently, the Company has no excess funds, and the change in foreign exchange relates primarily to payables denominated in Canadian dollars, which include preference shares and accrued dividends on the preference shares.

Salaries and benefits decreased from $89,090 in Q3 2008 to $42,061 in Q2 2009.  There was no full-time CFO employed by the Company during the period, and some employees in Grass Valley are now working a reduced work week, with the related decrease in salary.

Shareholder communications costs decreased from $62,765 in Q3 2008 to $28,484 in Q3 2009, including investor relations services at a cost of Cdn$5,000 monthly.

Travel expense decreased from $2,462 in Q3 2008 to $Nil in Q3 2009, due to decreased travel to Grass Valley and timing of management attendance at various trade shows and conferences.

Exploration expenses:

I-M Project

Direct exploration expenditures on the I-M Project decreased from $624,403 in Q3 2008 to $283,616 in Q3 2009.  The change in second quarter expenses compared with the prior year relates to the timing of mine planning and permitting related costs as the Company progresses through the three-phase permitting process with the City of Grass Valley, and also reflects a reduced work week for the employees in Grass Valley.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $Nil in Q3 2008 compared to $24 in Q3 2009.

Research and development expenses:

In Q3 2009 the Company had a recovery of $996 in expenditures, due to the sale of some parts and equipment, compared to expenditures of $124,152 in Q3 2008.  The decrease relates to limiting expenses associated with finding independent financing for Golden Bear Ceramics.  Costs incurred in Q3 2008 relate primarily to maintaining the patents and intellectual property portfolio and the Agreement while the Company sought independent financing for Golden Bear.  The Agreement has since been terminated.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

1.4

Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Golden Bear Business Develop-ment	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2009
First Quarter	49,064	387,384	39	455	--	214,594	650,973	0.00
Second Quarter	(38,876)	245,553	--	--	--	291,635	493,202	0.00
Third Quarter	(996)	283,616	24	--	--	311,116	565,351	0.00
2008
First Quarter	104,232	542,533	23,606	40,833	480	473,371	1,131,487	0.00
Second Quarter	94,733	624,022	67	433	159	508,231	1,215,081	0.01
Third Quarter	124,152	624,403	--	--	--	661,561	1,393,538	0.01
Fourth Quarter	114,281	730,047	61	--	(19)	403,364	1,249,563	0.01
2007
Fourth Quarter	122,368	570,936	102,030	377,277	3,418	1,137,954	2,261,647	0.01

Note 1:  General and administrative expenses do not include interest revenue, or the recovery of future income taxes.

Variances between quarters are primarily affected by the Company’s activities and progress on permitting of the Idaho-Maryland Project.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.

1.5

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares.  In addition the Company endeavors to minimize dilution to existing shareholders.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to the “Risks” section of this document.

At September 30, 2009, the Company had a working capital deficiency of $1,317,551, defined as current assets less current liabilities, compared with working capital of $15,967 at December 31, 2008.  The Company’s interim consolidated financial statements were prepared using Canadian generally accepted accounting principles applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption.

Operations for the nine months ended September 30, 2009, have been funded primarily from the redemption of short-term investments and a private placement of $204,600 completed during the period.  Subsequent to September 30, 2009, the Company closed a private placement of 3,500,000 units at a price of $0.05, for proceeds of $175,000.  At September 30, 2009, $143,854 in share subscriptions had been received by the Company.

At the shareholders’ annual general meeting, a special resolution was passed authorizing the directors, subject to receipt of all necessary regulatory approvals, to proceed in their discretion with a consolidation of all the issued and outstanding common shares of the Company on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares.  The share consolidation was recommended by Emgold management as necessary with respect to the Company’s ability to obtain required additional financing, and management wishes to express their appreciation to our shareholders for their continued support.  It is not anticipated that there will be a change of name in connection with the share consolidation.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

Shareholder approval was also given for the amendment of the terms of the Company’s outstanding Series A First Preference Shares, by changing the conversion ratio for the exchange of First Preference Shares into common shares from one (1) pre-consolidation common share for four Series A First Preference Shares to one (1) post-consolidation common share for each Series A First Preference Share.  This amendment will also require regulatory approval, and it is intended that application will also be made in the near future for this.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

To date, the Company has been able to advance all of its planned activities related to the I-M Project.  Golden Bear has access to commercially available technology not proprietary to Ceramext that is readily available to advance the development of the I-M Project and efforts are continuing to raise separate funding for Golden Bear to possibly construct its first commercial plant outside of Grass Valley.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints and due to a decision by Management to revise the Permit Application at the end of the MEA prior to proceeding with the Initial Study.

Investing Activities

As at September 30, 2009, Emgold has capitalized $1,142,876 (2008 - $984,933) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.

The Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  Under the terms of the agreement, the Company agreed to a one-time share issuance of 2,808,231 common shares to the seller for the purchase of the Whisper Property at a deemed market price of Cdn$0.055 on the date of filing.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.  A title search is pending.  The common shares have been issued from treasury but have not been distributed to the seller pending title searches and final documentation.

1.6

Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

At September 30, 2009, the Company had 165,442,873 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 3,948,428 common shares.

During the nine months ended September 30, 2009, the Company announced a proposed financing with Dunn Capital Partners ("Dunn"), an Ontario based investment firm.  Subsequent to September 30, 2009, the Company terminated the proposed financing with Dunn.

Share Capital

2009

During the nine months ended September 30, 2009, the Company completed a private placement of 5,115,000 units at a price of $0.04 per unit, for gross proceeds of $204,600.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $0.12, and in the second year at $0.16.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 121% - 125% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.01 per warrant.  Fees and costs of $18,721 associated with the private placement including finders’ fees of $9,500 were netted against gross proceeds with approximately $14,166 allocated to the non-assessable common shares and $4,520 allocated to the transferable common share purchase warrants based on their relative values at the issuance dates.

2008

During the nine months ended September 30, 2008, share capital increased $131,527 through the exercise of warrants and stock options with exercise prices ranging from Cdn$0.11 to Cdn$0.15.

Options and Warrants

2009

During fiscal 2009, 8,863,606 warrants and underlying warrants, exercisable at Cdn$0.11 and Cdn$0.15, respectively expired unexercised.  In addition, 20,000 stock options exercisable at Cdn$0.25, expired unexercised.  In fiscal 2009, 5,115,000 share purchase warrants relating to a private placement were issued.  Each warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $0.12, and in the second year at $0.16.

Financing Activities

Emgold has been looking at various alternatives to implement Golden Bear’s business plan as noted in section 1.1.1.  Using the pilot-plant facility in Grass Valley, the Company has produced stone and ceramic tiles that were installed in a home/office building constructed by a development partner in the research process.  As Golden Bear was unable to obtain financing for the development and construction of a larger-scale facility during 2008, the capital costs related to the equipment were written off in fiscal 2008.

Further financing will be required to advance the I-M Project and for general and administrative costs, in order to complete the permitting process.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

Going Concern

At September 30, 2009, and subsequent to that date, the Company has had a working capital deficiency.  Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees until such time as new financing is available.  Funds have been received from directors, management and other investors under promissory notes at an interest rate of 12% per annum.  The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs or advance permitting activities relating to the Idaho-Maryland project.  Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of the Company’s common shares limits its ability to raise capital by issuing shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if the share price were substantially higher.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments would be material.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

In fiscal 2009, the Company closed two tranches of a non-brokered private placement offering raising gross proceeds of $204,600 through the sale of 5,115,000 units of the Company at a price of $0.04 per unit.  Each unit was comprised of common share and one non-transferable common share purchase warrant.

Subsequent to September 30, 2009, the Company completed a non-brokered, bridge financing private placement of 3,500,000 units at a price of $0.05 per unit, each unit consisting of one common share and one non-transferable share purchase warrant for gross proceeds of $175,000.  Each warrant entitles the holder to purchase, until November 4, 2011, one additional common share at a price of $0.10 per share for the first year and at a price of $0.15 per share for the second year.  A finder's fee equal to 10%, or $5,500, was paid for services rendered in introducing certain subscribers to the offering.

The financings completed above are not sufficient for continuing operations, and the Company is currently pursuing financing by equity investment, sale of assets or forms of partnership on its mineral property and other interests.  There is no assurance that any of these initiatives will be successful or sufficient.

Plans for 2009 and Ongoing

The Company continues to focus on the permitting required for the I-M Project in Grass Valley and obtaining separate financing for the separation of Golden Bear.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

At September 30, 2009, it is estimated that it may require approximately $250,000 - $350,000 per month in working capital to operate the Company over the next year, including environmental monitoring, permitting, preliminary engineering costs associated with obtaining the CMUP as well as corporate administration.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in reviewing the Final EIR and other permit applications.  The project will also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process.  The inability to raise additional funds would result in potential delays to the permitting process.

The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  Currently the Company believes that the time frame for completing the EIR and obtaining the Conditional Mine Use Permit is approximately 12 months providing the Company is able to obtain adequate funding through the permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information for a MEA and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests.

Although 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of Economic Analysis, California’s Gross State Product (“GSP”) for mining in 2007 was nearly $5.5 billion while for comparison Nevada’s GSP for mining in 2007 was only $2.7 billion.  California continues to be a significant mining jurisdiction although a Fraser Institute survey in Canada rated California among the worst jurisdictions for mining throughout the world.  The Company believes that this is an unfair and unrealistic assessment of the mine permit process in California, as all permits applied for by the Company since its acquisition of the I-M Project have been obtained to date.  The perception that California is not an hospitable or significant mining jurisdiction has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-M Project, and has caused delays in anticipated timing of the permit schedule.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

1.7

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.8

Related party transactions and balances

Balances receivable from: (d)	September 30, 2009	December 31, 2008
Quorum Management and Administrative Services Inc. (a)	$ 333,395	$ 396,011
Provision for doubtful accounts	(333,395)	(321,839)
Net balances receivable from: (d)	$ --	$ 74,172
Balances payable to:
Directors, officers and employees	$ 625,852	$ 300,425

(a)        During the nine months ended September 30, 2009, $101,729 (2008 - $392,978) was incurred in management, administrative, geological and other services provided by Quorum Management and Administrative Services Inc.

            (“Quorum”), formerly LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

             There is no difference between the cost of $1 and equity value, as Quorum retains nominal profits in connection with the services it provides.  In the year ended December 31, 2008, a provision for doubtful accounts was been recorded against this balance in the amount of $321,839, resulting in a carrying value of $74,172 at December 31, 2008, which reflected management’s best estimate of the value of services, which may be recovered in consideration for amounts advanced to Quorum to date.  At September 30, 2009, the net receivable balance was $Nil, with a recovery of bad debts of $32,379.  The recoverability of the balance will be taken into income for services provided by Quorum, as the debt is recovered.

(b)         Consulting fees of $40,791 (2008 – $65,326) were paid directly to or are payable to Kent Avenue Consulting Ltd., a private company controlled by an officer and director, Sargent H. Berner.  Consulting fees of $40,675 (2008

               –$57,973) were also paid directly to or are payable to 759924 Ontario Ltd., a private company controlled by an officer and director, Kenneth Yurichuk.

(c)         Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company.  Mr. Lang and Lang Mining Corporation are the holders of preference shares.

(d)         Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

Series A First Preference Shares

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, September 30, 2009 and December 31, 2008	3,948,428	$ 90,902
Debt portion of Class A Preference Shares	September 30, 2009	December 31, 2008
Balance, beginning of period	$ 621,232	$ 750,624
Accretion	4,267	12,933
Foreign exchange (gain) loss on debt	86,830	(142,325)
	91,097	(129,392)
Balance, end of period	$ 712,329	$ 621,232

During fiscal 2003, the Company entered into an agreement to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  At the Company’s annual general meeting held on September 18, 2009, shareholders approval was obtained to change the ratio of the conversion of the Class A Preference Shares to one common share for every one Class A Convertible Preference Share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.

For accounting purposes, the value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At September 30, 2009, $353,296 (December 31, 2008 - $276,532) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared annually, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over the expected life of the preference shares, being ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.  Cumulative dividends could also result in dilution of approximately 1,891,375 common shares at September 30, 2009.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

1.9

Fourth Quarter (Unaudited)

Not applicable.

1.10

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.11

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the interim consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the Black-Scholes option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Measurement uncertainty and impairment assessments

As at September 30, 2009, management of the Company determined that impairment indicators existed, and completed an impairment assessment for each of its mineral property interests.  The current economic environment, the significant declines in commodity prices and the decline in the Company’s share price were considered as impairment indicators.

These assessments included a determination of fair value for each mineral property using various valuation techniques including assessments of measured and indicated resources, in-situ values and recent expenditures analysis.

Management’s impairment valuation did not result in the identification of an impairment of the Company’s mineral property interests as of September 30, 2009.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgements.  If long-term estimates of commodity prices or in-situ values were to change significantly, impairment charges may be required in future periods and such charges could be material.

1.12

Critical accounting policies and changes in accounting policies

New standards adopted by the Company effective January 1, 2009

(a)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets.  CICA 1000 - Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA 3450 – Research and Development Costs is replaced by guidance in CICA 3064.  EIC 27 is no longer applicable for entities that have adopted CICA 3064.  A number of other EIC abstracts have consequential amendments.  AcG 11 –Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064.  Prior to the adoption of Section 3064, the Company capitalizes costs in the exploration phase relating to acquisition cash costs and fair value common shares issued for mineral property interests.  All other exploration expenditures are expensed in the period incurred.  The Company has concluded that adoption of this new standard as at January 1, 2009, will not have an impact on the Company’s financial statements.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

(b)

Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008).  The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.  The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.  Restructuring and other direct cost of a business combination are no longer considered part of the acquisition accounting.

Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted.  This new section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

(c)

Consolidated financial statements and non-controlling interests

In January 2009, the Company issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interest, which together replace Section 1600, Section 1600, Consolidated Financial Statements.  These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement.  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.  The Company has concluded that this will not have an effect on its consolidated financial statements.

(d)

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities (“EIC 173”), which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009.  The Company has concluded that this standard will not have an effect on its consolidated financial statements.

(e)

International Financial Reporting standards (“IFRS”)

In 2006, the Accounting Standards Board (AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS.  The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010.  While the Company has begun assessing the implications of adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS is not expected to materially affect the consolidated financial statements of the Company.

1.13

Financial Instruments and Other Instruments

Financial instruments

The Company applies the requirements of CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement, which sets out criteria for the recognition and measurement of financial instruments and requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to January 1, 2007, have been recognized by adjusting opening accumulated other comprehensive income (loss).  The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

All financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in the statement of operations.  The Company has designated accounts receivable and due from related party as loans and receivables; accounts payable and accrued liabilities, due to related parties and the liability portion of preference shares as other financial liabilities.

Held-for-trading financial instruments are measured at fair value.  All gains and losses are included in the statement of operations in the period in which they arise.  The Company has designated cash and cash equivalents and short term investments as held-for-trading.

Current assets and liabilities

The carrying values of accounts receivable and due from related parties approximate their fair value due to the short-term nature of these balances.  The fair value of accounts payable and accrued liabilities and due to related parties, are significantly lower than carrying value due to the Company’s current financial condition.

Non-current items

The Company’s non-current financial instruments comprise the debt component of preference shares.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the Company has assessed that the fair value of the components of the preference shares is not determinable, but based on the Company’s current financial condition is considered significantly less than its book value.

Management of capital

The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Rozan, Stewart, and Jazz properties and Golden Bear.

The Company manages its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurance that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that require fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete the permitting process currently underway in California, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year. The Company has not hedged its exposure to currency fluctuations.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

Currency Risk

At September 30, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars.

September 30, 2009
Canadian dollars
Current assets and cash	19,487
Accounts payable and accrued liabilities	(723,645)
Preference shares	(712,329)

Based on the above net exposures at September 30, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $141,649 in the Company’s loss from operations.

1.14.1

Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2008 and 2007, and the Company’s unaudited interim consolidated financial statement for the three and nine months ended September 30, 2009 and 2008.

1.14.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.3 in this Quarterly Report.

(b)

expensed research costs

See Item 1.3 in this Quarterly Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Interim Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

1.14.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of November 27, 2009, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 27, 2009

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

168,942,873 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.10	390,000	October 12, 2011
$1.00	2,210,000	November 19, 2013
$0.90	1,340,000	July 12, 2014
$0.36	100,000	June 28, 2010
$0.29	690,000	November 24, 2011
$0.15	7,552,500	December 27, 2012
$0.20	1,300,000	May 18, 2013

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
5,015,000	$0.12/$0.16	March 5, 2010/2011
100,000	$0.12/$0.16	April 23, 2010/2011
3,500,000	$0.10/$0.15	November 4, 2010/2011

1.15

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during 2009 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Emgold Mining Corporation

Quarterly Report

Three and Nine Months Ended (Q3 2009)
September 30, 2009

(expressed in United States dollars, unless otherwise stated)

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of September 30, 2009.  Based on that assessment, management concluded that, as at September 30, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties related to complex transactions in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is key to the financial reports.  The Chief Financial Officer is also responsible for reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company’s financial statements due to the complexity of transactions, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Emgold’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Quarterly MD&A.  A copy of this Quarterly MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.